baustin@gibsondunn.com

February 22, 2005

(650) 849-5296

(650) 849-5096

Via EDGAR and FEDERAL EXPRESS

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549-0404

  Re:
  Spescom Software Inc.
  Post-Effective Amendment No. 2 to Registration Statement on Form S-2
  File No. 333-112295

Dear Ms. Jacobs:

        On behalf of Spescom Software Inc. (the "Company"), we hereby transmit for filing the Company's Post-Effective Amendment No. 2 to the Company's Registration Statement on Form S-2 (File No. 333-112295) (the "Registration Statement") filed with the Securities and Exchange Commission on December 13, 2004.

        By this letter, we respond on behalf of the Company to the comments of the staff of the Securities and Exchange Commission (the "Staff") in the letter dated January 6, 2005 (the "Comment Letter"), relating to the Registration Statement.

        For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment from the Comment Letter, which appears in bold type.

        We also are forwarding, via Federal Express, a copy of this letter and four courtesy copies of Post-Effective Amendment No. 2 in paper format. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has amended the Registration Statement to update and supplement other disclosures.

        1.     We note that you have checked the box on the registration statement facing page indicating a filing pursuant to Rule 462(d) under the Securities Act. It appears that this post-effective amendment was not filed solely to add exhibits to your registration statement. Please revise as appropriate.

        The Company has un-checked the box on the Registration Statement's facing page indicating a filing pursuant to Rule 462(d) under the Securities Act.

        2.     Please revise to comply with applicable comments raised in our letter dated December 29, 2004 regarding your Form S-2 filed on December 7, 2004, File No. 333-121038, to the extent applicable.

        The comments raised in the SEC's comment letter dated December 29, 2004 regarding the Company's Form S-2 filed December 7, 2004, File No. 333-121038 are set forth below in bold italic type. The Company's responses, as they relate to the Registration Statement, are inserted in ordinary type beneath each comment.

          1.     You have incorporated by reference your recently filed Form 10-K for the fiscal year ended September 30, 2004. Your form 10-K, however, incorporates by reference Part III information from your definitive proxy statement which has not yet been filed. Your registration statement is not complete until the required Part III information is made available either by the filing of your definitive proxy statement or by including the information in an amended Form 10-K. For additional guidance, please refer to Interpretation H.6 of our July 1997 manual of Publicly Available Telephone Interpretations that concerns filings on Form S-3, and which is applicable by analogy to your filing.

        On January 28, 2005, the Company filed a Form 10-K/A, setting forth the Part III information. This Form 10-K/A is now incorporated by reference into the Registration Statement.

          2.     With respect to disclosure required by Item 11 of Form S-2, it does not appear that you are availing yourself of the optional presentation under Item 11(b) as the information required by such section is not presented in your prospectus. Please clarify in your disclosure that pursuant to Item 11(a) of Form S-2 your prospectus will be accompanied by a copy of your most recent Form 10-K when the prospectus is delivered.

        On the cover page of the Registration Statement, the box has been checked which indicates the Company elects to deliver its latest annual report to security holders pursuant to Item 11(a)(1) of Form S-2.

          3.     Please inform us of the authority on which your definitive proxy statement for the fiscal year ended September 30, 2003 is incorporated by reference into your Form S-2. Please refer to Rule 411 and Item 12 of Form S-2 in addressing this comment. Rule 411 indicates that information required in a prospectus may not be incorporated unless the incorporation by reference is authorized by the applicable form. However, Item 12 of Form S-2 does not list proxy statements among the documents that must or may be incorporated by reference into the Form S-2.

        The Company has deleted the reference to the definitive proxy statement for the fiscal year ended September 30, 2003, so it is no longer incorporated by reference into the Registration Statement.

          4.     On page 23 of your filing, you have incorporated future filings under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act. Please note that in contrast to the requirements of Form S-3, Form S-2 does not authorize incorporation of future filings under the Exchange Act. Please revise.

        The Company has deleted the paragraph (on page 25 of the Registration Statement) incorporating by reference future filings.

        Pursuant to the Staff's request in the Comment Letter, the Company hereby acknowledges the following:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions regarding the attached filing, please contact Russell C. Hansen at (650) 849-5383 or the undersigned at the number above.

Very truly yours,
/s/ BETSY D. AUSTIN Betsy D. Austin

BDA/bda
Enclosure(s)

cc:
(without enclosures)
John W. Low, Spescom Software Inc.
Russell C. Hansen, Gibson, Dunn & Crutcher LLP